FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number        000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

Exhibit No.     Description

99.1        Report to Shareholders Regarding the First Quarter Ending March 31, 2010

EXHIBIT 99.1

Dear Fellow Shareholders:

On May 7, 2010 we announced our results for the first quarter ending March 31, 2010 that showed growth in branded game revenue for the fifth consecutive quarter, but subdued wagering activity and slower roll out for our branded games negatively impacted revenue.

Financial summary:
◆	Revenue of $7.6 million (Q4 2009: $9.9 million) reflecting subdued wagering activity and reduced contribution from a key customer transition last year as announced previously
◆	Branded games revenue rose to $1.3 million (Q4 2009: $1.2 million), the fifth sequential quarter of growth
◆	Operating expenses decreased by 36% to $8.1 million (Q4 2009: $12.6 million)
◆	General and administrative expense decreased 12% to $2.2 million (Q4 2009: $2.5 million)
◆	Loss of $3.2 million (Q4 2009 Loss: $24.8 million)
◆
Net cash at March 31, 2010: $19.7 million (Q4, 2009: $23.7 million).  The decrease was due to the timing of a tax payment of $1.4 million, which is ultimately recoverable, and the cash impact of the operating losses of $2.4 million

Operating highlights:
◆	Live branded games increased to 92 at March 31, 2010 from 66 at December 31, 2009
◆	Signed multi-year licensing deals for branded casino games with William Hill, Bet24 and Betsson
◆	Along with delivering a virtual casino lobby and streamlined registration process, the company also participated in a rebranding and relaunch for a major licensee
◆	During Q1 the first suite of six 3D games were made available for play
◆	Appointed Huw Spiers as Chief Financial Officer with effect from August 15, 2010

2010 Outlook:
◆	Revenue outlook to improve gradually, driven by recent improvement in wagering activity and new licensees. Q2 revenue to date is ahead of the same period in the previous quarter
◆	Branded games revenue to gain momentum as new games come on stream
◆	Number of new branded games launched by licensees to date and generating revenues currently at 108, with a backlog of approximately 92 games
◆	CryptoLogic’s full Internet casino hosting suite for Betsafe.com to go live in Q2

Brian Hadfield, CryptoLogic's President and CEO, said: “While subdued wagering activity impacted our revenues in the first quarter, the outlook for 2010 as a whole remains encouraging. Operating costs have declined further while our revenue base is showing signs of improvement in the second quarter. The start of the World Cup soccer tournament in June provides short term uncertainty, however with a strong backlog of new business we expect our results to improve gradually as the year unfolds. As would be expected, the company continues to assess its revenue streams, costs, and strategic direction as it moves towards profitability.”

Overview
Q1 2010 was a difficult quarter as sluggish wagering activity across the licensee base and an anticipated decline in contribution from a key customer transition last year continued to impact revenues.

Operating costs significantly decreased in Q1 and the company expects to benefit from further savings through 2010 as ongoing initiatives to streamline operations and lower overall expenses take effect. Total staff members decreased from 211 to 198 over the quarter.

The company achieved its fifth consecutive quarter of revenue growth from branded casino games licensed by many of the world's leading online gaming operators such as 888.com, Betfair, GalaCoral, and PartyGaming.

CryptoLogic’s customer base continued to expand with two new licensees, Bet24 and Betsson, signed in the quarter. In addition, the company also built upon its 10-year relationship with William Hill with a multi-year licensing deal for at least 10 of its branded casino games, nine of which were launched by the end of Q1.

Hosted Casino
Revenue from fully hosted virtual casino rooms provided to online gaming brand operators declined from $8.7 million in Q4 2009 to $5.1 million in Q1 2010. Casino revenue in Q4 2009 included a non recurring benefit of $0.8 million and a reclassification from other revenue of $0.8 million. Excluding these items, revenue in Q1 2010 decreased by $2.1 million reflecting lower wagering volumes caused by tough economic conditions as well as the impact of a previously reported transition by a key customer.

A major rebranding and relaunch of the new virtual casino lobby, announced in Q4, was completed in March 2010, albeit after some delay in new software implementation. This rebranding and relaunch is the first such major investment by a major licensee in many years and is aimed at driving long term growth. The new gaming platform provides an opportunity for an expanded range of payment and e-cash options to enable flexible registration and faster customer acquisition than ever before. It will also help to gather additional data to enhance direct marketing and promotional activity.

In addition, the company also participated in a high profile Press and TV advertising and marketing campaign with a key customer, InterCasino, which provides new registered players with the opportunity to win a free trip to space. Early results from the campaign have been encouraging and it is expected to yield incremental benefits over the coming months.

CryptoLogic is also preparing to launch its fully hosted casino suite for Betsafe.com in the second quarter of 2010 under a multi-year licensing deal signed last year. Betsafe is a leading online gaming operator with a growing customer base of over 250,000 players.

Branded Games
Despite generally lower wagering activity branded games revenues increased for the fifth consecutive quarter to $1.3 million in Q1 2010 (Q4 2009: $1.2 million).

26 new branded games were launched in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 108, with a further backlog of approximately 92 games expected to go live in 2010. As anticipated, a significant number of the 26 branded games were launched by licensees at the end of the first quarter. This means the revenue contribution from the launched games will flow from the second quarter.

E-gaming innovation
During the first quarter the company had a successful launch and trial of six 3D games in a live environment. In this process 1,000 pairs of 3D glasses were distributed and the results measured. Survey information of the player experience was also captured. Both were positive.

Further, in Q2 the Innovation Centre plans to launch two football based games to tie in with the World Cup in South Africa.

Other games from the Centre are due to be launched later in the year.

Financial commentary

Total revenue:
Revenue for Q1 2010 was $7.6 million, a decrease of 23.1% when compared with the prior quarter (Q4 2009: $9.9 million).  After normalizing for a $0.8 million benefit recorded in Q4 2009 from the revision of our estimate to discharge future jackpot payouts, revenue decreased by 15.9%. Casino revenue in Q1 2010 was negatively impacted by weaker results from one of the company’s major licensees as it has, as previously reported, transferred a significant portion of its business to an alternate supplier of hosted Internet casino services.

Branded games revenue was $1.3 million in Q1 (Q4 2009: $1.2 million).  At March 31, 2010, the company had delivered 92 games, an increase of 89 games when compared to the same period in the prior year.  The company delivered 26 games during the quarter.

Operating expenses
Operating expenses were $8.1 million in Q1 2010 a decrease of 35.6% from the previous quarter. (Q4 2009: $12.6 million). The decrease in the current quarter was due to implementation of our reorganization plan as well as non recurring expenses of $3.4 million in Q4 2009.

Loss and Loss per Diluted Share:
Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q4 2009: $24.8 million or $1.97 per diluted share).

Balance Sheet and Cash Flow:
CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).

At March 31, 2010, the company ended the quarter with $19.7 million of net cash, which consists of cash and cash equivalents and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, and amounts paid for income tax of approximately $1.4 million, which is ultimately recoverable.

Respectfully,

/s/ Brian Hadfield
Brian Hadfield
President and CEO
May 10. 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified.  The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2010, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2009 as set out in CryptoLogic Limited’s annual report.  This MD&A is dated May 12, 2010.  Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market.  WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

OVERVIEW OF RESULTS

Revenue for Q1 2010 was $7.6 million, a decrease of 24.6% when compared with the same period of the prior year (Q1 2009: $10.1 million).  When compared to Q1 2009, revenue in Q1 2010 was negatively impacted by reduced poker revenue as we completed the outsourcing of our hosted poker business, decreased casino revenue reflecting subdued wagering activity and reduced contribution from a key customer due to a transition completed in 2009 and general macro economic trends.  In March 2009, the Company completed the outsourcing of its hosted poker business to GTECH, and as expected, poker revenue declined as many of poker licensees did not migrate to the GTECH network and the fees that we earned are reduced by amounts paid to GTECH.  The U.S. dollar was weaker when compared to the euro and British pound in Q1 2010, as compared with Q1 2009, positively impacting revenue by approximately $0.3 million.

Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q1 2009: $1.3 million or $0.10 per diluted share).  The loss in the first quarter was due primarily to decreased revenue, the impact of the relatively weak U.S. dollar on our reported results and the impact of a $1.5 million tax benefit recorded in Q1 2009.  Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, reduced reorganization costs and decreased amortization.  The U.S. dollar was weaker when compared to the euro and British pound and Canadian dollar in Q1 2010 as compared with Q1 2009 increasing loss by approximately $0.9 million.

At March 31, 2010, the Company ended the quarter with $19.7 million of net cash, which consists of  cash and cash equivalents and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million, largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax of approximately $1.4 million.  These decreases are partially offset by the collection of accounts receivable of $1.1 million. The Company continues to be debt free.  CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
In thousands of US dollars, except per share data)
Revenue	$ 7,641	$ 9,930	$ 9,591	$ 10,140	$ 10,133	$ 11,360	$ 14,049	$ 16,800	$ 19,317
Casino	5,074	8,746	7,098	7,721	6,384	7,458	10,138	10,800	13,426
Branded game	1,254	1,183	780	534	315	324			
Poker	589	543	501	516	1,956	2,671	3,219	3,635	4,234
Interest income	42	66	87	122	171	16	443	824	794
Minority interest	(241)	(2,539)	(244)	(122)	(78)	(2,528)	396	96	162
Net (loss)/earnings	(3,247)	(24,819)	(3,204)	(6,191)	(1,296)	(25,968)	(5,886)	(1,493)	609

(Loss)/earnings per share
Basic	$ (0.25)	$ (1.97)	$ (0.25)	$ (0.46)	$ (0.10)	$ (2.05)	$ (0.45)	$ (0.10)	$ 0.06
Diluted	$ (0.25)	$ (1.97)	$ (0.25)	$ (0.46)	$ (0.10)	$ (2.05)	$ (0.45)	$ (0.10)	$ 0.06
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,866	13,934	13,932
Diluted	13,820	13,820	13,820	13,820	13,820	13,820	13,866	13,934	13,937

RESULTS OF OPERATIONS

Revenue
Revenue for Q1 2010 was $7.6 million, a decrease of 24.6% when compared with the same period of the prior year (Q1 2009: $10.1 million).

Hosted Internet casino
Hosted Internet casino revenue decreased 20.5% to $5.1 million in the quarter ended March 31, 2010 as compared to the same period in the prior year (Q1 2009: $6.4 million).  Hosted Internet casino revenue accounted for 66.4% of total revenue for Q1 2010 (Q1 2009: 63.0%).  Revenue in Q1 2010 was negatively impacted by subdued wagering activity and reduced contribution from a key customer transition completed in 2009 and weaker results from another major licensee.  Revenue was also impacted by increased contribution to the Company’s jackpot provision, general macro economic trends and the decommissioning of a minor licensee.  The U.S. dollar was weaker when compared to the euro and British pound in Q1 2010 as compared with Q1 2009 positively impacting Internet casino revenue by approximately $0.3 million.

Branded games
Branded games revenue was $1.3 million for the three months ended March 31, 2010 (Q1 2009: $0.3 million).  Branded games revenue accounted for 16.4% of total revenue for Q1 2010 (Q1 2009: 3.1%).  At March 31, 2010, the Company had delivered 92 games, an increase of 89 games when compared to the same period in the prior year.  The Company delivered 26 games during the quarter. The games delivered in Q1 were generally delivered late in the quarter so future quarters will benefit from a full quarter’s revenue on these games.  The increase in branded games revenue is due to the increased number of revenue generating games.  The U.S. dollar was significantly weaker when compared to the euro and British pound in Q1 2010 as compared with Q1 2009, but did not have a material impact to branded games revenue.

Fees and licensing revenue from both our hosted Internet casino and our branded games businesses are calculated as a percentage of a licensee’s level of activity in their online casino sites.  Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker
In Q1 2010 Internet poker revenue declined 69.9% to $0.6 million from $2.0 million in the same period of the prior year.  Internet Poker revenue represented 7.7% of total revenue for the first quarter of 2010 (Q1 2009:

19.3%).  The reduction in Internet poker revenue for the three months ended March 31, 2010 as compared with the same period of the prior year is primarily due to the transition of its poker network to GTECH and a decline in the overall poker industry. In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic.  As expected, poker revenue declined as a number of the poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH.  The U.S. dollar was weaker when compared to the euro and British pound in the three months ended March 31, 2010, as compared with the same period in the prior year positively impacting poker revenue by approximately $0.03 million.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a “virtual” poker room for its licensees using software and technology provided GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue
Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue.  Other revenue was $0.7 million for the three months ended March 31, 2010 (Q1 2009: $1.5 million).  Other revenue accounted for 9.5% of total revenue for the three months ended March 31, 2010 (Q1 2009: 14.6%).  The decrease in other revenue for the three months ended March 31, 2010 is due to reduced commerce based transaction fees, partially offset by increased professional services revenue and a one time termination fee from  a licensee generating an immaterial level of revenue.  Portals revenue was relatively flat when compared to the same period in the prior year.

Geographical diversification
CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks.  No revenue is derived from U.S. based players.

Revenue trends
The global economic downturn is impacting the Company’s business. This is expected to be mitigated by new branded game roll-outs throughout 2010 and beyond.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.  We believe that continued disciplined execution of our business strategy will contribute to growth in the future.  It is expected that there will be modest growth in European poker markets during the next year.

Operating Expense
Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the three months ended March 31, 2010 was $8.1 million, or 105.8% of revenue. (Q1 2009: $8.2 million or 80.9% of revenue). Operating expense decreased by $0.1 million or 1.4% when compared to the corresponding period of the prior year.  A weak U.S. dollar is generally unfavorable on expenses which are primarily denominated in Canadian dollars, euro and British pounds.  The U.S. dollar was weaker when compared to the euro, British pound and Canadian dollar in the three months ended March 31, 2010 negatively impacting operating expense by approximately $0.9 million.  After normalizing for the impact of relative weakness of the U.S. dollar, operating expense decreased by 12.1%.  The decreases in operating expense for the three months ended March 31, 2010 are due to the Company’s cost reduction program, reduced headcount related costs, IT costs associated with the outsourcing of the poker room to GTECH, as well as general restructuring of the business.  Offsetting these increases was an increase in the Company’s contribution to certain licensee marketing activities.

General and Administrative Expense
General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings.  In Q1 2010, G&A expense was $2.2 million and represented 28.5% of revenue (Q1 2009: $3.1 million or 30.8% of revenue).

The decrease in G&A expense in the three months ended March 31, 2010 as compared with the same period in the prior year is due to decreased professional fees.  This decrease is offset, in part, by the relative weakness of the U.S. dollar in Q1 2010 against the euro, Canadian dollar and the British pound, which increased G&A expense by approximately $0.2 million.

Reorganization Charges
Due to continued unfavorable macro-economic conditions and lower revenue than expected, we expanded our reorganization plan in Q4 2009, and are outsourcing additional technology infrastructure activities, consolidating additional data center operations, and migrating additional functions to lower cost jurisdictions.  This reorganization plan is resulting in further reductions in headcount related costs.  Reorganization expense recorded in Q1 2010 was $0.03 million, a decrease of 94.5% when compared to the same period in the prior year (Q1 2009: $0.5 million).  The Company expects future cash outlays of $2.9 million, primarily on lease termination costs in Toronto and employee severance, to fully execute the restructuring plan.

Amortization
Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q1 2010, amortization expense was $0.7 million for the three months ended March 31, 2010. (Q1 2009: $1.3 million)  Amortization accounted for 9.7% of revenue for the three months ended March 31, 2010. (Q1 2009: 12.9% of revenue) This decrease in Q1 2010 primarily reflects less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired in Q4 2009.

Interest Income
Interest income, which is composed of interest earned on cash and cash equivalents, was $0.04 million in the three months ended March 31, 2010. (Q1 2009: $0.2 million). The decline in interest income was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions.

Income Taxes
Income taxes were $0.1 million in the three months ended March 31, 2010 (Q1 2009: income tax benefit of $1.5 million).  CryptoLogic is subject to tax in many jurisdictions. The Company is actively working to reduce the number of its subsidiaries, which will reduce the overall tax burden.  The consolidated net operating loss is composed of operating losses in some jurisdictions and operating profits in others which results in a tax expense despite material consolidated losses.  Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%, once we return to profitability.

The tax benefit of $1.5 million recorded in the first quarter of 2009 is primarily a result of amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

Minority Interest
Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of 328,837 shares of CEC have been exchanged, with the remaining 1,003,731 shares of CEC being reflected as minority interest as at March 31, 2010.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Loss
Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q1 2009: $1.3 million or $0.10 per diluted share).  The loss in the first quarter was due primarily to decreased revenue, the impact of the relatively weak U.S. dollar on our reported results and a $1.5 million tax benefit recorded in Q1 2009.  Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, reduced reorganization costs and decreased amortization.  The U.S. dollar was weaker when compared to the euro and British pound and Canadian dollar in Q1 2010 as compared with Q1 2009 increasing loss by approximately $0.9 million.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, the Company ended the quarter with $19.7 million of net cash, which consists of cash and cash equivalents, restricted cash and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax of approximately $1.4 million.  These decreases are offset by the collection of accounts receivable of $1.1 million. The Company continues to be debt free.

CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).  The decrease in working capital during the three months ended March 31, 2010 is primarily due to the impact of operating losses.

Cash flow used in operating activities was $4.0 million for the three months ended March 31, 2009 (Q1 2009: $4.7 million). The use of cash in operating activities for the three months ended March 31, 2010 is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax $1.4 million.  These decreases are partially offset by the collection of accounts receivable of $1.1 million

Cash flow used in financing activities was nil for the three months ended March 31, 2010 (Q1 2009: nil).

Cash flow used in investing activities was $0.04 million for the three months ended March 31, 2010.  (Q1 2009: Cash flow provided by investing activities of $1.9 million).  The cash flow used in investing activities in the three months ended March 31, 2010 was due to purchase of capital assets.  The cash flow provided by investing activities in Q1 2009 was due to an elimination of the restriction on cash balances totaling $2.2 million associated with amounts held in escrow at December 31, 2008, that would have been paid to the Company’s former CEO had there been a change in control of the company offset in part by purchases of capital assets and investments in long term investments.

At March 31, 2010, the Company had 12,815,320 common shares outstanding and 517,771 share options outstanding.  The Company completed a court approved plan of arrangement in 2007.  As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company.  CEC had 1,003,731 shares outstanding at March 31, 2010.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest.  On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share.  CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited.  No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2010, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2009 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by us for our previous year ended, and of the opening balance sheet as at the date of adoption.

We intend to adopt IFRS for the accounting period commencing January 1, 2011 and we are continuing to assess the financial reporting impacts of the adoption of IFRS. We expect financial reporting impacts to deferred tax, intangible assets and share based payments, however, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across our finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2009 as contained in our 2008 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK
•	Revenue outlook to improve gradually, driven by recent improvement in wagering activity and new licensees. Q2 revenue to date is ahead of the same period in the previous quarter
•	Branded games revenue to gain momentum as new games come on stream
•	Number of new branded games launched by licensees to date and generating revenues currently at 108, with a backlog of approximately 92 games
•	CryptoLogic’s full Internet casino hosting suite for Betsafe.com to go live in Q2

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$19,410	$23,447
Security deposits (note 3)	250	250
Accounts receivable and other	6,785	7,972
Income taxes receivable	666	681
Prepaid expenses	9,795	9,426
	36,906	41,776

User funds held on deposit	7,777	7,929
Future income taxes	1,305	1,549
Capital assets	7,236	7,774
Intangible assets (note 4)	4,182	4,342
	57,406	63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	12,035	13,156
Income taxes payable	796	2,157
	12,831	15,313

User funds held on deposit	7,777	7,929
Future income taxes	370	384
	20,978	23,626

Minority interest (note 5)	2,646	2,948

Shareholders' equity:
Share capital (note 7)	33,977	33,916
Stock options	7,805	7,633
Deficit	(8,000)	(4,753)
	33,782	36,796

	$57,406	$63,370

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months
	ended March 31,
	2010	2009

Revenue	$7,641	$10,134
Expenses
Operating	8,086	8,199
General and administrative	2,178	3,124
Reorganization (note 13)	29	532
Finance	15	21
Amortization	740	1,305
	11,048	13,181

Loss before undernoted	(3,407)	(3,047)
Interest income	42	171

Loss before income taxes and minority interest	(3,365)	(2,876)

Income taxes:
Current	(107)	(160)
Future	230	(1,342)
	123	(1,502)

Loss before minority interest	(3,488)	(1,374)

Minority interest (note 5)	(241)	(78)

Loss and comprehensive loss	$(3,247)	$(1,296)

Loss per common share (note 9)
Basic	$(0.25)	$(0.10)
Diluted	$(0.25)	$(0.10)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31,
	2010	2009
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(3,247)	(1,296)
(Deficit)/Retained earnings, end of period	$(8,000)	$30,736

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months
	ended March 31,
	2010	2009
Cash flows from (used in):

Operating activities:
Loss	$(3,247)	$(1,296)
Adjustments to reconcile loss to cash provided by (used in) operating activities:

Amortization	740	1,305
Unrealized gain on forward contract	(72)	(127)
Reorganization expense	29	532
Future income taxes	230	(1,342)
Minority interest	(241)	(78)
Stock options	172	321
	(2,389)	(685)
Change in operating assets and liabilities:
Accounts receivable and other	1,187	(750)
Prepaid expenses	(296)	(300)
Accounts payable and accrued liabilities	(1,150)	(2,778)
Income taxes payable	(1,346)	(203)
	(3,994)	(4,716)

Financing activities:	—	—

Investing activities:
Purchase of capital assets	(43)	(116)
Purchase of other investments	—	(200)
Decrease in restricted cash	—	2,175
	(43)	1,859

Decrease in cash and cash equivalents	(4,037)	(2,857)

Cash and cash equivalents, beginning of period	23,447	36,348

Cash and cash equivalents, end of period	$19,410	$33,491

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2009. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2009.

2.	Significant accounting policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008, the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company intends to adopt IFRS for the accounting period commencing January 1, 2011 and is continuing to assess the financial reporting impacts of the adoption of IFRS. The Company expects financial reporting impacts to the accounting for income taxes, intangible assets and share based payments. However, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

2.	Significant accounting policies (continued)

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and has not yet identified any significant financial statement impacts.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

3.           Security deposits

Security deposits are amounts held by the Company's bank as collateral provided to payment processors that process deposits and credit card transactions.

4.           Intangible assets

In January 2007, the Company acquired the poker brand and the customer list of Parbet.com.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  At March 31, 2010, the net book value of the intangible assets related to Parbet were $2,116.  The brand name is being amortized over 12 years and the customer list over 5 years.

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.  At March 31, 2010, the net book value of the intangible assets related to Casino.co.uk were $2,066.  The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively.

5.	Minority interest

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  As a result of the Arrangement, a total of 12.6 million and

5.	Minority interest (continued)

1.3 million shares of the Company and CEC were issued, respectively.  No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets.  For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, 328,837 CEC shares have been exchanged for the Company's shares and 21,300 CEC shares were exchanged in the three months ended March 31, 2010.

6.           Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At March 31, 2010 the Company had $33,782 (December 31, 2009: $36,796) shareholders’ equity.  The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets and consider potential strategic acquisitions.  Historically, the Company has also used its shareholders’ equity to pay dividends and repurchase shares under its normal course issuer bid.

The Company offers stock options to key employees and directors. At March 31, 2010 employees and directors held 517,771 options to purchase common shares of the Company.

The Company has not declared a dividend in the quarter.  While the Company does not expect to declare any dividends in the short term, each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

There were no changes in the Company’s policy for managing capital during the quarter ended March 31, 2010. Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

7.           Share capital

Authorized:
Unlimited common shares

Issued and outstanding as at March 31, 2010:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total
	(in thousands)
Balance, December 31, 2009	12,793	$33,848	$68	$33,916

Shares exchanged (a)	21	61	–	61

Balance at March 31, 2010	12,814	$33,909	$68	$33,977

a)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited.  As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively.  Since June 1, 2007, 328,500 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at March 31, 2010.  On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

8.         Stock-based compensation

There were no options issued in the three month period ended 31 March 2010. The weighted average fair value of options granted during the three month period ended March 31, 2010 was $nil (2009: $0.62).

9.         Loss per common share

Loss per share is calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the common shares in calculating the basic and diluted loss per share is as follows:

In U.S. dollars (000’s)	For the three months ended March 31,
	2010	2009
Loss attributable to common shares	$(3,247)	$(1,296)
Loss attributable to CEC shares	(241)	(78)
Loss before minority interest	(3,488)	$(1,374)

9.         Loss per common share (continued)

The denominator used in calculating basic and diluted loss per common share is calculated as follows:

	For the three months ended March 31,
	2010	2009

Weighted average number of common shares outstanding – basic	12,801	12,732

Add weighted average impact of CEC shares	1,019	1,088

Total weighted average number of shares outstanding – basic	13,820	13,820

Total weighted average number of shares outstanding –diluted(1)	13,820	13,820

Basic and diluted loss per common share is as follows:

	For the three months ended March 31,
	2010	2009
Loss per common share:
Basic	$(0.25)	$(0.10)
Diluted(1)	$(0.25)	$(0.10)

(1) Potentially dilutive securities for the three month period ended March 31, 2010 and March 31, 2009 are excluded as they would be anti-dilutive due to the recorded loss

10.           Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner.  Fees paid to this firm for the three months ended March 31, 2010 were $6 (2009: $45).

11.	Financial assets and financial liabilities

Financial assets held-for-trading
The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables
Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2010 and December 31, 2009.

11.	Financial assets and financial liabilities

Financial liabilities recorded at amortized cost
All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2010 and December 31, 2009.

Financial assets available-for-sale
Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

12.           Financial risk management

(a)   Overview

The Company has exposure to the following risks from its use of financial instruments.

• credit risk
• market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)   Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable
The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, casino and Branded Games businesses. The expected growth of Branded Games business and the outsourcing of poker has increased and is expected to increase accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected fifteen days in arrears   Consequently, the Company will have at least one month of Branded Games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

12.          Financial risk management (continued)

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents
The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher.

(c)   Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk
The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company believes that it is to a degree naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at March 31, 2010, approximately 92% of the Company’s financial assets were denominated in its functional currency

Interest Rate Risk
The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at March 31, 2010 was 0.78% (2009: 1.66%).

(d)   Quantification of risk exposure: foreign currency risk

At March 31, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000`s)	USD	euro	GBP	Others	Total

Cash and cash equivalents and user funds	25,109	$638	$350	$1,090	$27,187
Accounts receivable and other	2,029	$2,916	$1,550	$290	$6,785
Accounts payable and accrued liabilities	(2,239)	$(2,184)	$(4,436)	$(3,176)	$(12,035)
User funds	(3,146)	$(3,874)	$(757)	$-	$(7,777)
Net balance sheet exposure	21,753	$(2,504)	$(3,293)	$(1,796)	$14,160

12.           Financial risk management (continued)

The exchange rates used in the translation of the balance sheet were:

Month	euro	GBP	CDN

January 2010	1.3867	1.5992	0.9347
February 2010	1.3634	1.5242	0.9512
March 2010	1.3455	1.5072	0.9815

January 2009	1.3087	1.4231	0.8214
February 2009	1.2745	1.4273	0.7991
March 2009	1.3293	1.4319	0.8056

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In U.S. dollar equivalents (000's)	USD	euro	GBP	CDN	Others	Total
Revenue
Three-months ended March 31, 2010	$2,988	$2,142	$2,511	$-	$-	$7,641

Three-months ended March 31, 2009	$2,794	$2,787	$4,553	$-	$-	$10,134

Expenses
Three-months ended March 31, 2010	$91	$3,401	$3,549	$3,914	$93	$11,048

Three-months ended March 31, 2009	$1,274	$4,753	$2,545	$4,457	$52	$13,181

Fair Value Sensitivity Analysis
Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at March 31, 2010 would have decreased the loss by approximately $759. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at March 31, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.  During the current quarter, the Company recorded a gain of approximately $356 on the revaluation of its Balance Sheet.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2010 would have decreased net revenue by approximately $465. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

12.           Financial risk management (continued)

Expense Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $1,096. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

(e)   Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis
Interest Income Exposure: A 100 basis point increase in interest rates on average for the three month period ended March 31, 2010 would have would have increased interest income by approximately $54.  This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

13.	Reorganization

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdiction and eliminating certain redundant functions.  In December 2009, the Company expanded its reorganization plan due to continued unfavourable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations and, migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in 2008 and 2009	$8,501
Total reorganization payments from inception to December 31,2009	(2,429)
Asset impairments	(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$2,924

Total reorganization charges incurred in the three month period ended March 31, 2010	29
Total reorganization payments for the three month period ended March 31, 2010	(158)
Unrealized foreign exchange difference	64
Included in accounts payable and accrued liabilities at March 31, 2010	$2,859

The Company expects reorganization expenses to require an outlay of cash of approximately $5,501, of which $1,629 of consultant fees and $1,029 of employee severance have already been paid as of March 31, 2010.  The plan requires an additional cash outlay of $2,859 consisting primarily of lease termination costs and employee severance.